CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Aggregate Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)(3)
Ordinary Shares with no par value	46,967,280	$ 30.66	$ 1,440,016,805	$ 185,474
Rights	115,690,000	$ 0	$ 0	$ 0

(1)	This pricing supplement relates to offers and sales of the rights and ordinary shares in the United States.

(2)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457. Such estimate is based on the subscription price of € 22.50 per ordinary share and an exchange rate of $ 1.3627 per Euro, the foreign exchange reference rate of Euro for U.S. dollars set by the European Central Bank on June 4, 2014.

(3)

The registration fee has already been paid upon filing of the prospectus supplement dated June 5, 2014 pursuant to Rule 424(b)(2) to the prospectus dated September 28, 2012 contained in the Registration Statement on Form F-3 No. 333-184193.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-184193

PRICING SUPPLEMENT
(To Prospectus Supplement dated June 5, 2014 and to Prospectus dated September 28, 2012)

Deutsche Bank Aktiengesellschaft

1,079,358,395 Rights

299,841,985 Ordinary Shares, € 22.50 per Ordinary Share

In our rights offering, an aggregate of 297,071,326 of our ordinary shares (which we refer to as the new shares) was subscribed for at a subscription price of € 22.50 per ordinary share. 2,770,659 new shares, including new shares for which rights were not validly exercised, comprising an aggregate of 2,750,450 new shares, plus an amount of new shares for which the subscription rights were excluded (which we refer to as the share fractional amount), based on the number of our own shares that we held as of the evening of June 5, 2014, comprising an aggregate of 20,209 new shares, have been sold on behalf of the underwriters outside of the United States in open market transactions through sales on the Xetra portion of the Frankfurt Stock Exchange at average price of € 26.5837 per new share.

All new shares are registered shares with no par value and are of the same class as our existing ordinary shares.

Our shares trade on the New York Stock Exchange under the ticker symbol DB and the Frankfurt Stock Exchange as well as the regulated markets of the stock exchanges of Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart under the symbol DBK. On June 24, 2014 the closing price of our shares was $ 36.34 per share on the New York Stock Exchange and € 26.89 per share on the Frankfurt Stock Exchange (Xetra).

Investing in the ordinary shares involves risks. See “Risk Factors” beginning on page S-12 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

	Rights Offering	Open Market Transactions
Price Per Ordinary Share	€ 22.50	€ 26.5837
Discounts & Commissions Per Ordinary Share	€ 0.4145	€ 0.4145
Proceeds Per Ordinary Share to Deutsche Bank AG(1)	€ 22.0855	€ 26.1692
Total Proceeds to Deutsche Bank AG(1)	€ 6,560,968,770(2)	€ 72,505,930(3)

(1)	This amount does not include any applicable taxes relating to the offering.
(2)	Based on 297,071,326 new shares subscribed for in the rights offering.
(3)	Based on 2,770,659 new shares sold in open market transactions.

We expect the new shares to be listed on the Frankfurt Stock Exchange and the New York Stock Exchange on or before June 25, 2014, and expect to deliver the new shares to our shareholders participating through our U.S. registrar, Computershare, or who hold their shares through DTC, on or about June 27, 2014, and to shareholders who hold their shares directly through Clearstream on June 25, 2014. We expect to deliver new shares that were not subscribed during the subscription period or that were excluded from subscription rights on or about June 27, 2014.

This pricing supplement and the accompanying prospectus supplement and prospectus may be used in connection with the offer and sale of new shares for which rights have not been exercised.

Sole Global Coordinator and Bookrunner

Deutsche Bank Aktiengesellschaft

Joint Bookrunners

UBS Investment Bank	Banco Santander		Barclays

COMMERZBANK	Goldman Sachs International		J.P. Morgan Securities plc

ABN AMRO	Banca IMI	BBVA	Citigroup

ING	MEDIOBANCA	SOCIETE GENERALE Corporate & Investment Banking	UniCredit Bank AG

Co-Lead Managers

Bankhaus Lampe	Crédit Agricole CIB		Jefferies
Mizuho International	NATIXIS	Nomura	Raiffeisen Centrobank
RBC Capital Markets	Standard Chartered Bank		Wells Fargo Securities

The date of this Pricing Supplement is June 25, 2014.

Exchange Rates and U.S. Dollar Subscription Price

From June 1 to June 25, 2014, the European Central Bank foreign exchange reference rate for U.S. dollars for Euros (which we refer to as the ECB Reference Rate) reached a high of $ 1.3645 and a low of $ 1.3528. For purposes of this offering, we have used the ECB Reference Rate to determine the exchange rate at which U.S. dollars are to be converted into Euros to exercise rights to subscribe for new shares. The ECB Reference Rate is fixed and reported daily and can thus be used to translate U.S. dollars into Euros on the date of the closing in Germany. On June 25, 2014, the ECB Reference Rate was $ 1.3615 = € 1.00. The final U.S. dollar subscription price for U.S. shareholders exercising their rights in the rights offering is $ 30.63375 per new ordinary share, or € 22.50 at the ECB Reference Rate on June 25, 2014.

Net Proceeds

The net proceeds of the rights offering and the sale of the new shares on the open market (before applicable taxes relating to the offering) are expected to be approximately € 6.63 billion after deduction of commissions, fees and estimated expenses of approximately € 124.3 million.

Share Capital and Shares

As of June 24, 2014, our share capital amounted to € 3,530,939,215.36 consisting of 1,379,273,131 no par value ordinary registered shares, each representing a notional value of € 2.56 in our share capital and carrying full dividend rights as from January 1, 2014.

208,474 ordinary shares, representing € 533,693.44 of our share capital, were held by or on behalf of us or one of our subsidiaries as of June 24, 2014. All of our issued ordinary shares are fully paid up.

Price History of Our Ordinary Shares

Our shares have been admitted to the regulated market (Regulierter Markt) and the sub-segment of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) as well as to the regulated market of the six other German stock exchanges (Berlin, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart). In addition, our shares are listed on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high and low closing sales price for our shares on the Frankfurt Stock Exchange and the New York Stock Exchange.

	Price per share in Euros on the Frankfurt Stock Exchange (Xetra)		Price per share in U.S. Dollars on the New York Stock Exchange
	High	Low	High	Low
June 2014 (through June 24)	29.715	26.89	40.53	36.34

The closing price per share on June 24, 2014 was € 26.89 on the Frankfurt Stock Exchange (Xetra) and $ 36.34 on the New York Stock Exchange.

Share Fractional Amount

Treasury shares were not allocated rights in the rights offering. The share fractional amount is based on the number of our own shares that we held as of the evening of June 5, 2014. The share fractional amount corresponded to 20,209 new shares.

Underwriters’ Activities

From June 6, 2014 to 5:00 p.m. New York time on June 24, 2014:

•	no securities were bought by the underwriters in stabilization transactions;

•	the underwriters purchased 126,137,670 and sold 71,308,926 rights in the open market and exercised 74,996,541 rights, yielding approximately 20,832,366 new ordinary shares;

•	in addition, the underwriters purchased 76,048,136 ordinary shares in the open market at prices ranging from € 26.66 to € 28.38 and $ 36.21 to $ 38.74; and

•	the underwriters sold 139,966,819 ordinary shares at prices ranging from € 26.68 to € 40.06 and $ 26.60 to $ 38.71.

Transactions above include both market-making and proprietary transactions.